FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Aleafia Health Inc. (the “Company”)
Suite 2300, 550 Burrard Street
Vancouver, BC V6C 2B5

ITEM 2	Date of Material Change

March 26, 2018

ITEM 3	News Releases

A press release was issued through Marketwired on March 26, 2018.

ITEM 4	Summary of Material Changes

The Company announced the closing of the business combination with Aleafia Inc. and changed its name to from Canabo Medical Inc. to Aleafia Health Inc.

ITEM 5	Full Description of Material Change

5.1 – Full Description of Material Change

The Company completed a business combination (the “Transaction”) with Aleafia Inc. (“Aleafia”) pursuant to the terms of a business combination agreement dated January 31, 2018. As a result of the Transaction, the Company has changed its name to “Aleafia Health Inc.” and Aleafia Inc. is now an indirectly wholly-owned subsidiary of the Company.

In connection with the completion of the Transaction, the Company received the escrow proceeds of $30,213,750, pursuant to Aleafia’s previously announced brokered private placement of subscription receipts that was completed on March 1, 2018 (the “Private Placement”). The Private Placement was co-led by Mackie Research Capital Corporation, as sole bookrunner, and Canaccord Genuity Corp., together with a syndicate of agents that included Clarus Securities Inc. and PowerOne Capital Markets Limited.

Gross proceeds of the Private Placement are now immediately available to the Company for the continuing development of its vertically integrated medical cannabis business, to retire the vendor-take back mortgage on Aleafia Farms Inc.’s Scugog property where the Company’s licensed cannabis production facility operates, and for general working capital purposes.

The Company now has 135,944,461 common shares, 12,315,850 warrants and 6,689,000 stock options issued and outstanding. The Company’s common shares will trade on the TSX Venture Exchange under the trading symbol ALEF.

5.2 - Disclosure for Restructuring Transactions

Please see attached Schedule A for disclosure on Aleafia.

ITEM 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Gary Stewart, CFO
T: 902 405-4600

ITEM 9	Date of Report

April 27, 2018.

2

SCHEDULE “A”

INFORMATION CONCERNING ALEAFIA INC.

Except for the historical statements contained herein, this document contains “forward-looking statements” within the meaning of Canadian securities legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, future developments; use of funds; and the business and operations of the combined issuer after completion of the business combination with Canabo Medical Inc. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aleafia Health Inc. to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales as well as those factors disclosed in Aleafia Health Inc.’s publicly filed documents. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Although the management and officers of Aleafia Health Inc. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aleafia Health Inc. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CORPORATE STRUCTURE

Aleafia Inc. (“Aleafia” or the “Company”) was incorporated on January 17, 2017 pursuant to the Business Corporations Act (Ontario) (“OBCA”). The Company subsequently filed articles of amendment on March 20, 2017 to amend its share capital structure. The Company’s registered head office is located at 8810 Jane Street, 2nd Floor, Concord, Ontario L4K 2M9.

Intercorporate Relationships

The Company has one wholly-owned subsidiary, Aleafia Farms Inc. (formerly 755064 Ontario Inc.) (“Aleafia Farms”), and carries on business as follows:

DESCRIPTION OF THE BUSINESS

Aleafia Total Health Network

Aleafia operates the Aleafia Total Health Network (the “Aleafia Network”). The principal business carried on by the Aleafia Network is the provision of medical services and (non-cannabinoid) products for patients suffering from chronic pain and disabling illnesses through health clinics operated by qualified health care practitioners, independent medical cannabis evaluations for employers and insurers, and medical cannabis scientific research (the “Business”). The Aleafia Network’s first Clinic was located at 8401 Weston Rd. Unit 12, Woodbridge, ON. Aleafia believes that it is at the forefront of patient care in the field of prescription cannabinoids and medical cannabis. Aleafia is dedicated to helping patients find effective alternate and adjunct treatments for their ailments through the use of medical cannabis and cannabinoid products, educating patients, physicians and the community and advancing research in the field of medical cannabis and synthetic cannabinoids.

The main components of Aleafia Network’s business operations are:

Cannabinoid Therapy

Aleafia clinics are staffed by qualified health practitioners legally permitted to prescribe medicinal cannabis for pain therapy or the treatment of disabling illnesses. Aleafia has developed specialized training programs for physicians and cannabinoid educators.

Cannabinoid Education

All patients referred to Aleafia are fully assessed and their medical history reviewed prior to their visit to a clinic. Following consultation with an internally-trained physician, patients selected for herbal cannabis products receive an introductory cannabinoid education session with one of Aleafia’s trained cannabinoid educators. These sessions help patients navigate the new medical cannabis regulatory system, providing patient education with respect to treatment with cannabinoids and medical cannabis generally, the different cannabis strains and cannabinoid profiles, and how to access medical cannabis from a licensed producer under the ACMPR (as defined below).

Each clinic provides Cannabinoid Educators (“CE”), who consult with patients to determine the proper treatment for their ailments using medical cannabis based on the medical documentation as prepared by the physician. The clinics have an exhaustive training manual for cannabinoid educators developed by the physician team. The CE role is filled by health care workers, who work closely with the consulting physician and act as a resource for the patients after the initial assessment. Despite the growing number of medical cannabis users in Canada, there remains a lack of research available to general practitioners concerning the various strains of cannabis, the efficacy of options, and the long-term impact of treatments.

Data Collection & Clinical Research

Aleafia conducts clinical-based data collection, research and eventual clinical research on the efficacy of cannabinoid treatment. Completion of data input is an ongoing request for every patient of the clinic. Custom data collection modules are currently in use at the operating clinics to monitor trends and effectiveness of products. Patient confidentiality is maintained utilizing standard clinical research practices.

Ongoing Education

Aleafia conducts ongoing educational programs with the general practitioners and physician community. Aleafia’s practicing physicians partake on a continuing basis in conferences, speaking opportunities, and medical professional development opportunities with the goals of increasing the awareness and understanding of cannabinoid treatment programs and efficacy, and increasing patient referrals.

Aleafia Farms Inc.

Aleafia has a wholly-owned subsidiary, Aleafia Farms Inc. (“Aleafia Farms”) incorporated as 755064 Ontario Inc. pursuant to the OBCA on March 30, 1988. 755064 Ontario Inc. changed its name to Aleafia Farms Inc. pursuant to articles of amendment dated February 13, 2018 after it was acquired by Aleafia, see, “Description of the Business Three Year History.”

Aleafia Farms obtained a producer’s licence under the Health Canada Access to Cannabis for Medical Purposes Regulations (“ACMPR”) on October 13, 2018. Aleafia Farms also owns a facility at 2540 Shirley Road, in Blackstock, Ontario (the “Licenced Facility”). The Licenced Facility is a 7,000 square foot medical cannabis production facility situated on 76 acres of farmland. Aleafia Farms is currently preparing for an expansion of the Licenced Facility. Aleafia Farms intends to operate the Licenced Facility as a supplier of the Aleafia Network with medical cannabis.

Employees

As at March 26, 2018, Aleafia has a total of six employees and one consultant working in the Aleafia Network and at Aleafia Farms.

History Since Incorporation

January 17, 2017 – December 31, 2017

On October 4, 2017 the Company entered into an assignment agreement with 7984022 Canada Inc. (o/a Red Leaf Management) (“Red Leaf”) and 2557590 Ontario Inc. (“590”) (the “Assignment Agreement”). Under the terms of the Assignment Agreement, Aleafia was assigned an interest in a share and asset purchase agreement dated September 25, 2015 with Frank MacDonald and Jacqueline Visconti (the “Sellers”) for all of the outstanding shares of 755064 Ontario Inc. as well as the Licenced Facility and assets owned by the Sellers (the “Original Purchase Agreement”). In return for assigning their interests in the Original Purchase Agreement, Red Leaf received 12,500,000 Common Shares and 590 received 11,500,000 Common Shares, which it held in trust for various other parties. The Common Shares were issued to Red Leaf and 590 at a deemed price of $0.25 per Common Share. Red Leaf also received $1,000,000 in cash consideration, payable in three instalments over the course of 30 days from the closing date. At the time of closing, the principal of Red Leaf, Angelo Barone, entered into a consulting agreement with the Company to provide management services to the Company.

On October 13, 2017, 755064 Ontario Inc. was awarded a producer’s licence by Health Canada under the ACMPR for the site located at 2540 Shirley Road, Blackstock, Ontario.

On December 13, 2017, the Company entered into an amended and restated purchase agreement (collectively with the Original Purchase Agreement the “Purchase Agreement”) and completed the transactions contemplated by the Purchase Agreement. The initial transaction under the Purchase Agreement resulted in Aleafia becoming the sole owner of all of the issued and outstanding shares of 755064 Ontario Inc. (now Aleafia Farms). Immediately thereafter, 755064 Ontario Inc. purchased the Licenced Facility (the “Land Transfer”). The total consideration paid by the Company under the Purchase Agreement was $6,950,000. In connection with the Land Transfer, the Company provided the Sellers with a vendor-take-back mortgage (the “VTB”) in the principal amount of $4,000,000 at a rate of 3% interest per annum. The VTB commenced on Closing of the Land Transfer and matured on April 1, 2018 (and which was repaid on April 1, 2018). Additionally, the Sellers assigned their interest in certain Ontario Power Contracts for the procurement of electricity from solar generators located at the Licenced Facility.

On December 22, 2017, the Company announced that it had entered into a letter of intent with Canabo Medical Inc. (“Canabo”) relating to a business combination with Canabo and concurrent brokered private placement of subscription receipts, see, “Description of the Business − Recent Developments.”

Recent Developments

On January 31, 2018, the Company entered into a definitive business combination agreement with Canabo (the “Business Combination”). On the completion of the Business Combination (the “Effective Date”), all of the shareholders of Aleafia on the Effective Date received common shares of Canabo on a one-for-one share basis, and all of the outstanding stock options and warrants of Aleafia on the Effective Date were exchanged for stock options and warrants of Canabo on an equivalent basis. Following the completion of the Business Combination, Canabo’s common shares continued to be listed on the TSX Venture Exchange (“TSXV”), with all of the shareholders of Aleafia also becoming shareholders of Canabo. Canabo changed its name to “Aleafia Health Inc.” and is the resulting listed issuer (the “Resulting Issuer”) and continues to hold all of its other business and properties, as well as those of Aleafia. The Resulting Issuer also has all of Canabo’s liabilities, together with all of the liabilities of Aleafia on a consolidated basis.

On March 1, 2018, the Company completed a private placement (the “Private Placement”) of subscription receipts (“Subscription Receipts”) for gross proceeds of approximately $30,213,750 at an offering price of $1.25 per Subscription Receipt. Each Subscription Receipt entitled the holder thereof to receive, without payment of additional consideration or taking of further action, one unit consisting of one common share and one-half of a common share purchase warrant in the capital of the Company, which will then be exchanged for common shares and warrants of the Resulting Issuer upon completion of the Business Combination Agreement. Each whole warrant is exercisable into one common share of the Company, and subsequently the Resulting Issuer, at a price of $1.75 for 18 months following the date the common shares of the Resulting Issuer commence trading on the TSXV. Mackie Research Capital Corporation was a co-lead agent and the sole bookrunner for the Aleafia Private Placement, with Canaccord Genuity Corp. (co-lead), Clarus Securities Inc. and PowerOne Capital Markets Limited forming the selling syndicate (collectively, the “Agents”). The Agents received a cash commission equal to 6% (excluding the gross proceeds raised from investors on the President’s List (as defined below) for which there will be a 3% commission to a maximum of $5,000,000 Subscription Receipts purchased), and were issued compensation options to purchase the number of units of the Resulting Issuer equal to 6% of the number of Subscription Receipts sold at a price of $1.25 for a period of 18 months from the date of listing of the Resulting Issuer’s common shares (the “Listing Date”) (3% of the number of Subscription Receipts raised from investors on the President’s List to a maximum of $5,000,000 Subscription Receipts purchased). Aleafia provided the Agents with a list of eligible purchasers, together with an allocation for such purchasers (the “President’s List”).

On March 26, 2018, the Subscription Receipts converted into Common Shares and warrants of the Company and the gross proceeds from the Aleafia Private Placement were released to Aleafia. Immediately thereafter, the Business Combination was completed. Following completion of the Business Combination, the Resulting Issuer had 135,944,461 common shares, 12,315,850 warrants and 6,689,000 stock options issued and outstanding.

DIVIDENDS OR DISTRIBUTIONS

The Company has not declared any cash dividends or distributions since incorporation. While there were no restrictions in the Company’s articles or pursuant to any agreement or understanding that prevents the Company from paying dividends or distributions, the Company had a limited cash flow and used all available cash resources to fund working capital and growing its business.

CONSOLIDATED CAPITALIZATION

Aleafia is authorized to issue an unlimited number of Common Shares without nominal or par value. As at December 31, 2017, Aleafia had 73,670,000 Common Shares issued and outstanding and 5,000,000 options to purchase Common Shares.

The holders of Common Shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per share at meetings of the shareholders and, upon liquidation, to receive such assets of the Company as are distributable to the holders of Common Shares.

On March 15, 2018, the Company completed an offering of 24,171,000 Subscription Receipts, see, “Description of the Business – Recent Developments”. On March 26, 2018 the Subscription receipts were converted pursuant to a subscription receipt agreement between the Company, Canabo, Computershare Trust Company of Canada, Mackie Research Capital Corporation and Canaccord Genuity Corp. into 24,171,000 Common Shares and 12,085,500 warrants to purchase Common Shares (“Warrants”). Following conversion of the Subscription Receipts and immediately prior to the completion of the Business Combination, the Company had 97,841,000 Common Shares, 12,085,000 Warrants, and 5,000,000 options to purchase Common Shares issued and outstanding.

OPTIONS TO PURCHASE SECURITIES

As of March 26, 2018, the Company had 5,000,000 options to purchase Common Shares outstanding pursuant to the terms of its stock option plan.

The following table lists the holders of options as of March 26, 2018:

Category of Holder	Number of Options	Exercise Price per Option	Expiration Date
All executives and past executive	1,225,000	$0.25	5 years from the date Aleafia
officers as a group			completes a going public
(1 in total)			transaction

All consultants and past	3,775,000	$0.25	5 years from the date Aleafia
consultants as a group (8 in total)			completes a going public
			transaction

PRIOR SALES

The following table summarizes the issuance of unlisted securities of the Company during the 12 month period preceding March 26, 2018.

Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
April 20, 2017	Common Shares	$0.25	9,840,000
June 5, 2017	Options	$0.25	5,000,000
October 4, 2017(1)	Common Shares	$0.25	24,000,000
December 15, 2017	Common Shares	$0.50	7,660,000
February 15, 2017(1)	Subscription Receipts	$1.25	18,901,000
February 22, 2018(2)	Subscription Receipts	$1.25	3,998,000
March 1, 2018(2)	Subscription Receipts	$1.25	1,272,000

Notes
(1)	Issued in connection with the completion of the Assignment Agreement.
(2)

Issued pursuant to a subscription receipt agreement among the Company, Canabo, Computershare Trust Company of Canada, Mackie research Capital Corporation and Canaccord Genuity Corp. Each subscription receipt entitled the holder thereof to one Common Shares and one-half of one Common Share purchase warrant upon satisfaction of certain conditions contained in the subscription receipt agreement.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information relating to the securityholders who beneficially own or control, directly or indirectly, more than 10% of the issued and outstanding voting securities of the Company immediately prior to the Business Combination on March 26, 2018.

Securityholder	Number of Common Shares Held
Angelo Barone(1)	12,500,000

Notes
(1) These Common Shares are held indirectly through 7984022 Canada Inc.

DIRECTORS AND OFFICERS

As of March 26, 2018 and immediately prior to the Business Combination, the following table sets out the name, province or state, and country of residence, positions and offices held with the Company, the period during which each director has served as a director and the principal occupations of each of the directors and executive officers.

Name, Province and Country of Residence and Position Held		Principal Occupation for the Past Five Years	Director Since
Julian Fantino	•	Executive Chairman, Aleafia Inc. (January 2017 - present)	N/A
Ontario, Canada
	•	Member of Parliament, Canada
Executive Chairman		(June 2011 - November 2015)

Raf Souccar	•	President and CEO, Aleafia Inc. (September 2017 - present)	N/A
Ontario, Canada
	•	Chief Security Officer, Royal Canadian Mint (May 2011 -
President and Chief Executive		June 2014)
Officer

William Car	•	Independent financial advisory consultant	January 17, 2017
Ontario, Canada

Director

Based on 97,841,000 Common Shares issued and outstanding as of March 26, 2018 immediately prior to the Business Combination, the directors and executive officers of the Company as a group beneficially owned or controlled or directed, directly or indirectly, Common Shares representing approximately 15.24% of the outstanding Common Shares on a non-dilutive basis.

The following is a summary biography of each of the directors and officers of the Company:

Hon. Julian Fantino P.C., COM. OOnt − Executive Chairman

Hon. Julian Fantino P.C., COM. OOnt., has had a distinguished career in law enforcement and government, as the Chief of the Toronto, York and London police departments, Commissioner of Emergency Management of Ontario, culminating in his appointment as the Commissioner of the Ontario Provincial Police. Shortly thereafter, Mr. Fantino was elected as a Member of Parliament for the riding of Vaughan. During his time in the House of Commons Mr. Fantino served as the Minister of Veterans Affairs, Associate Minister of National Defence and Minister for International Cooperation. Mr. Fantino is a leading expert on drug enforcement, federal regulatory policy and an advocate for the well-being of Canada’s post-traumatic stress disorder population.

Raf Souccar LL.B., O.O.M − President and Chief Executive Officer

Raf Souccar, LL.B., O.O.M., served in the Royal Canadian Mounted Police for 34 years in progressively senior roles, retiring as Deputy Commissioner of Federal and International Policing. Among his many responsibilities, Mr. Souccar was responsible for drugs and organized crime enforcement, national security, counter terrorism and the Prime Minister’s security. Since 2004, Mr. Souccar has emerged as a leading expert on cannabis legalization through his global travel and study of foreign public policy measures, and his counsel provided to successive Ministers of Justice. In 2016, Prime Minister Justin Trudeau appointed Mr. Souccar to the federal government’s nine-member Cannabis Legalization Task Force, which provided a final set of public recommendations on legalization. Mr. Souccar is a member of the Canadian Association of Chiefs of Police, the Law Society of Upper Canada, and has served as a member of the International Bar Association and the American Society for Industrial Security. Mr. Souccar also has extensive board and committee experience at the national and international levels. He has held executive positions with the Canadian Association of Chiefs of Police and has been a member of both the International Association of Chiefs of Police and Interpol.

William Car – Director

William has over 20 years of diversified experience in capital markets, and successful leadership as CEO of multiple multinational public companies. He has a demonstrable record in driving venture capital, along with decades of industry experience in mergers and acquisitions, managing private “seed” rounds to multi-million-dollar debt and equity issues. He most recently served an independent corporate advisory firm, focused on merchant banking and transactional finance.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

Other than as set out below, to the knowledge of the Company, no director is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the company), that:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies, Penalties and Sanctions

Other than as set out below, to the knowledge of the Company, no director:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

(c)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Some of the directors or officers of Company or those who may be considered promoters of the Company are also directors, officers and/or promoters of other reporting and non-reporting issuers. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company, notwithstanding that they will be bound by the provisions of the OBCA to act at all times in good faith in the interest of the Company and to disclose such conflicts to the Company if and when they arise. To the best of its knowledge, the Company is not aware of the existence of any conflicts of interest between the Company and any of its directors and officers as of the date hereof. The shareholders of the Company must appreciate that they will be required to rely on the judgment and good faith of its directors and officers, as well as on the judgment and good faith of the directors and officers of the Company, in resolving any conflicts of interest that may arise.

EXECUTIVE COMPENSATION

Under applicable securities legislation, the Company is required to disclose certain financial and other information relating to the compensation of the Chief Executive Officer, the Chief Financial Officer and the most highly compensated executive officer of the Company immediately prior to the Business Combination whose total compensation was more than $150,000 for the financial year of the Company ended December 31, 2017 (collectively the “Named Executive Officers”) and for the directors of the Company. As of March 26, 2018 the Company had two Named Executive Officers, Julian Fantino and Raf Souccar.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6V - Statement of Executive Compensation -Venture Issuers (“Form 51-102F6V”) under National Instrument 51-102 - Continuous Disclosure Obligations) (“NI 51-102”) sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries from January 17, 2017 to December 31, 2017 in respect of the Named Executive Officers as well as the directors of the Company.

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES
Name and Position	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all Other Compensation ($)	Total Compensation ($)
Julian Fantino Executive Chairman	39,999(1)	Nil	Nil	Nil	Nil	26,666
Raf Souccar President and Chief Executive Officer	32,748(2)	Nil	Nil	Nil	Nil	21,832

Notes:
(1)	Mr. Fantino agreed to defer half of his salary for a period of six months from November 2017 to April 2018.
(2)	Mr. Souccar agreed to defer half of his salary for a period of six months from November 2017 to April 2018.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each director and named executive officer of the Company between January 17, 2017 and December 31, 2017.

COMPENSATION SECURITIES
Name and Position	Number of Compensation Securities, Number of Underlying Securities, and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant(1)	Closing Price of Security or Underlying Security at Year End	Expiry Date
William Car, Director	1,225,000 options (24.5%)	June 5, 2017	0.25	N/A	N/A	5 years from the date Aleafia completes a going public transaction

Stock Option Plans and Other Incentive Plans

The Company issued 5,000,000 stock options to a combination of directors, employees and consultants on June 5, 2017 (the “2017 Options”). At the time the 2017 Options were issued, the Company did not have a formal stock option plan or other incentive plan in place. All of the 2017 Options were issued at an exercise price of $0.25 and vest over the course of four years from the date Aleafia completes a going public transaction. All of the 2017 Options expire five years from the date Aleafia completes a going public transaction.

As the Company contemplated a going public transaction, it adopted a formal stock option plan in January of 2018 (the “2018 Plan”). All of the 2017 Options were continued under the 2018 Plan.

Description of the 2018 Stock Option Plan

The purpose of the 2018 Plan is to provide directors, executive officers, employees, consultants, and certain other persons (“Eligible Persons”) who provide services to the Company and its subsidiaries, the opportunity to acquire an interest in the Company, to encourage them to work for the Company and to advance the interests and development of the Company through the purchase of its Common Shares. The Plan is also in place to help attract new directors, officers and employees.

The following is a summary of the substantive terms of the Plan.

The maximum number of Common Shares reserved for issuance under the Plan and all of the Company’s other security based compensation arrangements at any given time is 10% of the issued and outstanding share capital of the Company.

The Company’s Board of Directors (the “Board”) or, if applicable, a committee appointed by the Board, administers the Plan, subject to the rules of the Exchange, and except as provided for in the Plan, the Board has the full authority to:

(a)	grant options to purchase Common Shares to Eligible Persons;

(b)	determine the time or times, when, and the manner in which, each option will be exercisable and the duration of the exercise period;

(c)	set the option price, provided the pricing is congruent with the Plan; and

(d)	interpret the Plan and to make such rules and regulations relating to the Plan and establish such procedures as it may from time to time deem appropriate.

Pursuant to the Plan, the Board establishes the option price at the time of granting an option, provided that the option price is not less than the market price, being the closing market price on the Exchange one trading day, or the last closing market price on the Exchange, prior to option grant date. Options may be granted for a maximum term of 10 years from the date of grant. Any option that is cancelled, terminated, surrendered or expires unexercised will be considered to be part of the pool of Common Shares available for options under the Plan and may be granted.

The Board may impose, at the time of granting an option under the Plan vesting terms as to the maximum number of options that may be exercised by an option holder in each year or other period during the term of the option.

All options granted under the Plan are non-transferable and non-assignable.

The Board shall, from time to time and in its sole discretion, determine which of the Eligible Persons, if any, shall be awarded options. However, the following restrictions shall also apply to an option award:

(a)	the number of options issued to any one individual under the Plan, within any 12 month period, will not exceed 5% of the Outstanding Issue (as defined in the Plan);

(b)	the number of options which can be granted to insiders, in any 12 month period, will not exceed 10% of the Outstanding Issue;

(c)	the number of options issuable to any one consultant under the Plan in a 12 month period will not exceed 2% of the Outstanding Issue;

(d)

the aggregate number of options granted to persons employed to provide investor relations services will not exceed 2% of the Outstanding Issue in any 12 month period and must vest in stages over 12 months with no more than one-quarter of the options vesting in any three month period; and

(e)

for options granted to the employees, consultants or management company employees of the Company, the Company will represent that the Optionee is a bona fide employee, consultant or management company employee of the Issuer, as the case may be.

All rights to exercise options will terminate upon the earliest of:

(a)	the expiration date of the option;

(b)

at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the 90th day (or such later day as the Board in its sole discretion may determine as long as such period of time does not exceed one year) following the effective date of resignation, removal or termination of employment or service, after the option holder ceases to be an Eligible Person for any reason other than death, disability or cause;

(c)

the date on which the option holder ceases to be an Eligible Person by reason or termination of the option holder as an employee or consultant of the Company for cause (which, in the case of a consultant, includes any breach of an agreement between the Company and the consultant);

(d)	the first anniversary of the date on which the option holder ceases to be an Eligible Person by reason of termination of the option holder as an employee or consultant on account of disability; or

(e)	the first anniversary of the date of death of the option holder.

Employment, Consulting and Management Agreements

Effective September 1, 2017, the Company entered into an employment agreement with Julian Fantino for an indefinite term. The agreement provides Mr. Fantino with an annual salary of $160,000 payable bi-monthly less all statutory reductions. The Company had the right to terminate Mr. Fantino on two weeks’ written notice. Mr. Fantino’s shareholdings in the Company were subject to a repurchase option in favour of the Company in the event his employment was terminated or he resigned from the Company. The amount of Mr. Fantino’s shareholdings that were subject to the repurchase option were reduced by 25% every three months between the effective date of his employment and September 1, 2018.

Effective September 1, 2017, the Company entered into an employment agreement with Raf Souccar for an indefinite term. The agreement provides Mr. Souccar with an annual salary of $131,000 payable bi-monthly less all statutory reductions. The Company had the right to terminate Mr. Souccar on two weeks’ written notice. Mr. Souccar’s shareholdings in the Company were subject to a repurchase option in favour of the Company in the event his employment was terminated or he resigned from the Company. The amount of Mr. Souccar’s shareholdings that were subject to the repurchase option were reduced by 25% every three months between the effective date of his employment and September 1, 2018.

Oversight and Description of Director and Named Executive Officer Compensation

Compensation of Named Executive Officers

As of March 26, the Company had no formal compensation committee in place. As the Company was a private entity with a small management team, there was no need to have a formal process in place for determining compensation.

Director Compensation

The Company had no formal arrangements, standard or otherwise, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors. The sole director of the Company may be reimbursed for actual expenses reasonably incurred in connection with the performance of his duties as directors. The sole director was also eligible to receive incentive stock options to purchase Common Shares of the Company under the Company’s stock option plan, see, “Options to Purchase Securities”.

Defined Benefit or Actuarial Plan Disclosure

As at March 26, 2018, the Company had no defined benefit plan or actuarial plan.

Pension Disclosure

The Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans for its Named Executive Officers, directors or officers as of March 26, 2018.

AUDIT COMMITTEE

As the Company only had one director during its most recently completed fiscal year and up to March 26, 2018, it did not have a formal audit committee.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Following the acquisition of 755065 Ontario Inc., the Company received a cease a desist letter from a third-party relating to the use of the trade name “Aero Farms Canada” by 755065 Ontario Inc. The Company has since changed the name of 755065 Ontario Inc. to Aleafia Farms and is engaged in settlement negotiations with the third party.

Other than receipt of the cease and desist letter noted above, the Company is not, and was not during the most recently completed financial year, or from the end of the most recently completed financial year to March 26, 2018, a party to, nor was any of its property the subject of, any legal proceedings or regulatory actions material to the Company, and no such proceedings or actions are known to be contemplated.

CERTAIN CANADIAN TAX CONSIDERATIONS

As at December 31, 2017 and immediately prior to the closing of Business Combination, the Company was a Canadian Controlled Private Corporation as such term is defined in the Income Tax Act.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than Angelo Barone’s interest in the Assignment Agreement (which at the time of execution, he was not a shareholder of the Company), no director or executive officer of the Company or any shareholder holding, of record or beneficially, directly or indirectly, more than 10% of the issued Common Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with the Company within the three years preceding March 26, 2018, which has materially affected or would materially affect Company.

MATERIAL CONTRACTS

The Company's material contracts, excluding those made in the ordinary course of the Company's business as at March 26, 2018, are as follows:

Name of Contract	Parties	Date	Nature of Contract and Consideration
Business Combination Agreement	The Company and Canabo Medical Inc.	January 31, 2018	Provides for the business combination between the Company and Canabo, see, Description of the Business – Recent Developments”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For a copy of Aleafia’s audited financial statements please, see Appendix “A”. For a copy of the Management’s Discussion and Analysis related to the most recent annual financial statements of Aleafia, see Appendix “B”.

RISK FACTORS

Operational and Business Risks

Risks Inherent in the Nature of the Health Clinic Industry

Changes in operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct the Company’s business, changes in health care laws and governmental regulations and various other factors may significantly impact the ability of the Company to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate its clinics, regardless of whether the Company is generating revenue.

Competition

The medicinal cannabis industry is intensely competitive and the Company competes with other entities that may have greater financial resources and technical facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient servicing under the new regulatory regime in seeking patients that purchase medicinal cannabis. It is possible that other third parties could also establish their own medical clinics that are similar to the Company’s. An increase in competition for patients may result in lower profits for the Company.

Non-referrals

Physicians may not refer patients to Aleafia’s clinics. In addition, as the market grows and general practitioners become more comfortable and knowledgeable about the medical cannabis industry and products available, they may choose to write prescriptions directly for their own patients rather than refer them to an outside clinic.

Aleafia Farm’s Build Out

There is no guarantee that the contemplated build-out and expansion of the Licenced Facility will be completed in a timely, cost-effective manner, if at all, nor is there a guarantee that the build-out and expansion will be completed as currently proposed. Inability to obtain permitting and necessary approvals to complete the build out and expansion as well as construction delays and/or cost over-runs in respect of the build-out and expansion, however caused, could adversely affect the Company’s business, financial condition and results of operations. If the Company is unable to successfully complete the build-out of the Licenced Facility as planned, this may negatively impact the financial condition and results of operations Aleafia Farm’s business.

Limited Operating History

The Company only began carrying on business in 2017 and has generated limited revenue from the sale of products to date. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Development Risks

Future development of the Company’s business may not yield expected returns and may strain management resources. Development of the Company’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when certain projects were originally undertaken, which could result in reduced returns, or even losses, from such investments.

Effectiveness and Efficiency of Advertising and Promotional Expenditures

The Company’s future growth and profitability will depend on the effectiveness and efficiency of advertising and promotional expenditures, including the Company’s ability to (i) create greater awareness of its products and services; (ii) determine the appropriate creative message and media mix for future advertising expenditures; and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that advertising and promotional expenditures will result in revenues in the future or will generate awareness of Aleafia technologies or services. In addition, no assurance can be given that Aleafia will be able to manage its advertising and promotional expenditures on a cost-effective basis.

Maintaining and Promoting the Company’s Brand

The Company believes that maintaining and promoting its brand is critical to expanding its patient base. Maintaining and promoting the Aleafia brand will depend largely on the Company’s ability to continue to provide quality service, which it may not do successfully. Aleafia may introduce new products or services that its customers do not like, which may negatively affect brand and reputation. Maintaining and enhancing the Company’s brand may require substantial investments, and these investments may not achieve the desired goals. If the Company fails to successfully promote and maintain its brand or incurs excessive expenses in this effort, the business and financial results from operations could be materially adversely affected.

Key Personnel Risk

Aleafia’s success and future growth will depend, to a significant degree, on the continued efforts of its directors and officers to develop the business and manage operations and on their ability to attract and retain key technical, scientific, sales and marketing staff or consultants. The loss of any key person or the inability to attract and retain new key persons could have a material adverse effect on Aleafia’s business. Competition for qualified technical, scientific, sales and marketing staff, as well as officers and directors can be intense and no assurance can be provided that Aleafia will be able to attract or retain key personnel in the future. The Company’s inability to retain and attract the necessary personnel could materially adversely affect its business and financial results from operations.

Risks Related to Pricing

As the market for Aleafia’s products matures, or as new or existing competitors introduce new products or services that compete with Aleafia’s, the Company may experience pricing pressure and be unable to renew its agreements with existing customers or attract new customers at prices that are consistent with the current pricing model and operating budget. If this were to occur, it is possible that Aleafia would have to change its pricing model or reduce its prices, which could harm revenue, gross margin, and operating results.

Uninsured or Uninsurable Risk

Aleafia may become subject to liability for risks which are uninsurable or against which Aleafia may opt out of insuring due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for usual business activities. Payment of liabilities for which insurance is not carried may have a material adverse effect on the financial position and operations of the Company.

Agricultural Operations Risk

Upon initiation of production of medical cannabis by Aleafia Farms, it will become exposed to typical agricultural risks. Potential risks include the risk that crops may become diseased or victim to insects or other pests and contamination, or subject to extreme weather conditions such as excess rainfall, freezing temperature, or drought, all of which could result in low crop yields, decreased availability of industrial hemp, and higher acquisition prices. There is the potential that an agricultural event could adversely affect business and operating results.

Effectiveness of Quality Control Systems

The quality and safety of products are critical elements for the success of the business and operations. As such, it is imperative that the Company oversee effective and successful quality control mechanisms. Quality control systems can be negatively impacted by their design, the quality of any procedural training program, and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems either internally or by service providers could have a material adverse effect on business and operating results.

Product Liability

Medical products and services for sale to end consumers face an inherent risk of exposure to product liability claims, regulatory action and litigation if alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action could result in increased costs, could adversely affect the Company’s reputation, and could have a material adverse effect on business and operational results.

Difficult to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change, market acceptance or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Regulatory Risks

Government Regulations, Permits and Licences

The Company operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in imposition of fines and penalties. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all governmental laws and regulations. There can be no assurance, however, that all permits which the Company may require for its operations and activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have an adverse effect on its business. The current or future operations of the Company are and will be governed by laws and regulations governing the health care industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing operations and activities of health clinics and licenced producers, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or costs. The government of Canada proposes to legalize recreational cannabis in 2018 and there can be no assurance that such laws and regulations would not have an adverse effect on the Company’s business. It is expected that pending legislation relating to recreational cannabis will include introducing regulation governing taxation, sales and distribution of the product on a large scale and will significantly alter availability and demand for recreational cannabis. There can be no assurances that availability of recreational cannabis will not reduce the demand for medical cannabis, that recreational distributors may also become distributors of medical cannabis, or that the significant industry effect of new corporate entrants into the cannabis industry (some of which could have significantly more capital, distribution and marketing resources than Aleafia), may have an adverse effect on the Company’s business.

Environmental and Employee Health and Safety Regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company’s manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Intellectual Property Risks

Risks Related to Potential Intellectual Property Claims

Aleafia may be subject to intellectual property rights claims in the future and its brands and products may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent the Company from offering its products and services to others and may require that Aleafia procure substitute products or services.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Manning Elliott LLP, located at 1100-1050 West Pender St., Vancouver, BC V6E 3S7, acts as Aleafia’s auditors. The Company acts as its own Registrar and Transfer Agent. Computershare Trust Company of Canada acted as Aleafia’s Subscription Receipt Agent and Warrant Agent in connection with the Aleafia Private Placement.

APPENDIX “A”

AUDITED FINANCIAL STATEMENTS

ALEAFIA INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2017

INDEPENDENT AUDITORS’ REPORT

To the Director of
Aleafia Inc.

We have audited the accompanying consolidated financial statements of Aleafia Inc. which comprise the consolidated statement of financial position as at December 31, 2017, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the period from incorporation on January 17, 2017 to December 31, 2017, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Aleafia Inc. as at December 31, 2017, and its financial performance and its cash flows for the period from incorporation date January 17, 2017 to December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of Aleafia Inc. to continue as a going concern.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
March 15, 2018

ALEAFIA INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31
(Expressed in Canadian dollars)

	Note	2017
		$
ASSETS
CURRENT
Cash		1,057,231
Amounts receivable		123,979
Prepaid expenses		15,162
		1,196,372
PROPERTY, PLANT AND EQUIPMENT	6	1,636,430
INTANGIBLE ASSETS	5,7	10,048,000
GOODWILL	5	5,064,288
		17,945,090

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		564,386
Vendor take-back loan	5	4,000,000
		4,564,386
DEFERRED INCOME TAX LIABILITY	5	2,464,000
		7,028,386
SHAREHOLDERS’ DEFICIENCY
SHARE CAPITAL	8	12,285,030
CONTRIBUTED SURPLUS	8	8,323,573
DEFICIT		(9,691,899)
		10,916,704
		17,945,090

NATURE OF BUSINESS AND CONTINUING OPERATIONS (Note 1)
COMMITMENTS (Note 13)
SUBSEQUENT EVENTS (Note 14)

Approved and authorized for issue on behalf of the Board on March 15, 2018

“William Car”                                       Director

The accompanying notes are an integral part of these consolidated financial statements

ALEAFIA INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

		Period ended
		December 31,
		2017
		$
REVENUE
Consultation services		15,766

EXPENSES
Advertising and promotion		114,014
Amortization		60,463
Automobile expenses		8,623
Interest expense		7,561
Office, supplies and miscellaneous		80,012
Professional fees		220,447
Rent		42,696
Repair and maintenance		15,198
Share-based payments	8, 9	8,323,573
Wages and benefits	9	799,231
Travel		35,847
		(9,707,665)

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		(9,691,899)

LOSS PER SHARE – Basic and diluted		(0.24)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		39,977,615

The accompanying notes are an integral part of these consolidated financial statements

ALEAFIA INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Expressed in Canadian dollars)

	Common Shares
	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total
		$	$	$	$
Issued on incorporation	1	-	-	-	-
Common shares issued for cash	32,169,999	30	-	-	30
Common shares issued for cash	9,840,000	2,460,000	-	-	2,460,000
Common shares issued for cash	7,660,000	3,830,000	-	-	3,830,000
Subscription receivable	-	(5,000)	-	-	(5,000)
Common shares issued for business acquisition	24,000,000	6,000,000	-	-	6,000,000
Share-based payments	-	-	8,323,573	-	8,323,573
Net loss for the period	-	-	-	(9,691,899)	(9,691,899)
Balance, December 31, 2017	73,670,000	12,285,030	8,323,573	(9,691,899)	10,916,704

The accompanying notes are an integral part of these consolidated financial statements

ALEAFIA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in Canadian dollars)

Period ended
December 31,
2017
$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	(9,691,899)
Items not involving cash:
Amortization	60,463
Share-based payments	8,323,573

(1,307,863)
Changes in non-cash working capital balances:
Amounts receivable	(123,979)
Prepaid expenses	(15,162)
Accounts payable and accrued liabilities	564,386

Cash used in operating activities	(882,618)
INVESTING ACTIVITIES
Acquisition of Aleafia Farms	(3,900,000)
Acquisition of equipment	(445,181)

Cash used in investing activities	(4,345,181)
FINANCING ACTIVITIES
Shares issued for cash, net of share issuance costs	6,285,030

Cash provided by financing activities	6,285,030
CHANGE IN CASH	1,057,231
CASH, BEGINNING OF PERIOD	-

CASH, END OF PERIOD	1,057,231

SUPPLEMENTAL CASH DISCLOSURES
Interest paid	$-
Income taxes paid	$-

NON-CASH TRANSACTIONS
Shares issued for acquisition of intangible assets	$6,000,000
Vendor take-back loan	$4,000,000

The accompanying notes are an integral part of these consolidated financial statements

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Aleafia Inc. (the “Company”) was incorporated under the laws of the Province of Ontario on January 17, 2017.

The Company is engaged in the business of providing medical services to patients suffering from chronic pain and disabling illnesses through its health clinics operated by qualified health care practitioners. During the period ended December 31, 2017 and as described in Note 5, the Company acquired a 100% interest in Aleafia Farms Inc., formerly 755064 Ontario Inc. (“Aleafia Farms”). Aleafia Farms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations. Operations at the Aleafia Farms facility have not commenced but the Company intends to produce medical cannabis for sale and distribution in Canada in accordance with the Access to Cannabis for Medical Purposes Regulations.

The head office and principal business of the Company is 2nd floor, 8810 Jane Street, Concord, Ontario.

As at December 31, 2017, the Company had not generated a profit and had accumulated a deficit of $9,691,899. The Company’s operations and expenditures have been funded by the issuance of equity. As described in Note 14, the Company has closed a significant Private Placement that will provide it with adequate funds to operate and complete its business plan for the upcoming financial year.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to close the transactions described in Note 14 and continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these consolidated financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue in accordance with a resolution from the Director on March 15, 2018.

b)	Basis of presentation and consolidation

The consolidated financial statements have been prepared on the historical cost basis, with the exception of financial instruments which are measured at fair value, as explained in the accounting policies set out below. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Basis of presentation and consolidation (continued)

These consolidated financial statements include the accounts of the Company and its 100% controlled subsidiary, Aleafia Farms. As described in Note 5, Aleafia Farms was acquired during the period. All intercompany transactions have been eliminated for the purposes of these consolidated financial statements.

Subsidiaries are entities that the Company controls, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when we have existing rights that give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All inter-company balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated upon consolidation. Where necessary, adjustments are made to the results of the subsidiaries and entities to bring their accounting policies in line with those used by the Company

c)	Cash and cash equivalents

Cash in the statements of financial position is comprised of cash in banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

d)	Property, plant and equipment

The Company’s property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of the asset. The cost includes the cost of materials and direct labour, site preparation costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and conditions necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes any applicable borrowing costs. Borrowing costs are capitalized to property, plant and equipment until such time that the constructed asset is substantially complete and ready for its intended use.

Property, plant and equipment are depreciated at the following annual rates:

Computer equipment and software	30% on a declining balance basis
Office furniture and equipment	20% on a declining balance basis
Buildings and house	25 years on a straight line basis
Leasehold improvement	Straight line over the term of the lease

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted, if appropriate.

Significant components of property, plant and equipment that are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognized in profit or loss.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Share-based payments

Share-based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to equity settled share-based payments reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity settled share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from equity settled share-based payment reserve. Share-based compensation expense relating to deferred share units is accrued over the vesting period of the units based on the quoted market price. As these awards can be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

f)	Provisions

Provisions are recognized when it is probable that the Company is required to settle an obligation [legal or constructive], as a result of a past event, and the obligation can be reliably estimated. The provision represents the Company’s best estimate of the amounts required to settle the obligation at the end of the reporting period. When a provision is determined using the expected cash flow method, its carrying amount is the present value of those cash flows [when the effect of the time value of money is material]. When some or all of the amounts required to settle a provision are expected to be recoverable from a third party, a receivable is recognized when it is virtually certain reimbursement is receivable and the expected reimbursement can be reliably measured.

g)	Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustments to tax payable or receivable in respect of previous years.

Deferred income taxes are recorded using the liability method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the statement of financial position date. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

i)	Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company’s cash is classified as FVTPL.

Financial assets classified as loans and receivables and held to maturity assets are measured at amortized cost. At December 31, 2017, the Company has not classified any financial assets as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income and loss except for losses in value that are considered other than temporary which are recognized in earnings. At December 31, 2017, the Company has not classified any financial assets as available for sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

j)	Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized costs using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and vendor take-back loan are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in earnings. At December 31, 2017, the Company has not classified any financial liabilities as FVTPL.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

k)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets [the cash-generating unit, or “CGU”]. The recoverable amount of an asset or a CGU is the higher of its fair value, less cost to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

l)	Impairment of financial assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of the reporting periods. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. At the acquisition date the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except deferred tax assets or liabilities, which are recognized and measured in accordance with IAS 12 – Income Taxes. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of the acquisition and the date where all significant information necessary to determine the fair values is available and cannot exceed 12 months. All other subsequent changes are recognized in the consolidated statements of comprehensive loss.

The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including any contingently payable purchase price obligation due over time. The Company uses valuation techniques, which are generally based on forecasted future net cash flows discounted to present value. These valuations are closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied. The determination of fair value involves making estimates relating to acquired intangibles assets, property and equipment and contingent consideration. In certain situations goodwill or a bargain purchase gain may result from a business combination. Goodwill is measured as the excess of the consideration transferred over the net amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in the consolidated statements of comprehensive loss as a bargain purchase gain.

Acquisition related costs are recognized in the consolidated statements of comprehensive loss as incurred.

n)	Intangible assets

Intangible assets consist mainly of license to grow cannibals and power contracts acquired by the Company. Acquired license to grow cannibals, power contracts and similar assets are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible assets is recognized in the statement of operation and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each financial statement of financial position date. Amortization is provided on a straight-line basis, over the term of the contract for the OPA power contracts and over the useful life of the facility for the license.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible assets, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the Cash Generating Units (“CGU”) to which it relates. Goodwill is measured at historical cost and is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment.

Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

p)	Revenue recognition

The Company earns revenue by providing medical consulting services to patients suffering from chronic pain and disabling illnesses and the sale of products related to those services. The Company also conducts medical research associated with the use of medical cannabis.

Revenue is recognized at the fair value of consideration received or receivable when collection is probable and the amount of revenue and costs incurred can be measured reliably.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical accounting estimates

i.	Inputs used in impairment calculations;
ii.	Determining the fair values of identifiable assets acquired, liabilities assumed, consideration transferred and contingent consideration for business combinations;
iii.	Measurement of deferred income tax assets and liabilities; and
iv.	Assumptions used in the valuations of share-based compensation.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Critical accounting judgments

i.	The evaluation of the Company’s ability to continue as a going concern;
ii.	Assessment of indications of impairment; and
iii.	Judgments used in determining if an acquisition constitutes a business combination or asset acquisition.

4.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued, but not yet effective, up to the date of issuance of the Company’s financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

New accounting standards effective for annual periods on or after January 1, 2018:

IFRS 9 – Financial Instruments

In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities. In November 2013 the standard was revised to add the new general hedge accounting requirements. The standard was finalized in July 2014 and was revised to add a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income (FVOTCI) category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flow characteristics test.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition.

The standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 16 – Leases

In June 2016, the IASB issued IFRS 16 – Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.

The extent of the impact of adoption of these standards and interpretations on the financial statements of the Company has not been determined for IFRS 15 and 16. Management is in the process of finalizing its assessment of the impact of IFRS 9 but anticipates that the impact will not be material.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

5.	BUSINESS COMBINATION

Pursuant to an assignment agreement dated October 4, 2017 (the “Assignment”) , the Company was assigned the rights, title and interest to acquire 100% of the issued and outstanding common shares of Aleafia Farms (Note 1) and certain other assets described in a Purchase Agreement dated September 25, 2015 (“Original Purchase Agreement”). Under the terms of Original Purchase Agreement, the purchaser had the rights to buy 100% of Aleafia Farms and other certain assets for $6,950,000 of which $2,950,000 was to be paid in cash and $4,000,000 could be paid in cash or by an open Vendor Take Back mortgage. The Original Purchase Agreement was amended on December 11, 2017 to include a $4,000,000 Vendor Take Bake mortgage at a rate of 3% due on April 1, 2018, secured by the underlying land and buildings and other certain payment terms were amended but the purchase price remained the same. The deposit of $50,000 was paid by the previous purchasers and was not reimbursed by the Company. The acquisition of Aleafia Farms was made to directly support its clinic operations.

In consideration for the Assignment the Company paid $1,000,000 in cash and issued 24,000,000 common shares with a fair value of $6,000,000.

The acquisition was recognized as a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied a market approach, and specifically the mergers and acquisition method, for measuring the fair value of the license to produce medical cannabis. This valuation model uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the price of the asset under review.

The allocation of the components of total consideration to the net assets acquired was as follows:

Consideration	$
Cash	3,900,000
Loan payable	4,000,000
Common shares issued	6,000,000
Total consideration paid	13,900,000

Net assets acquired	$
Buildings	362,472
House	133,240
Land	735,000
License	9,770,000
OPA power contracts	299,000
Deferred income tax liability	(2,464,000)
8,835,712
Goodwill acquired	5,064,288
Total net assets acquired	13,900,000

The resulting goodwill represents the sales and growth potential of Aleafia Farms and will not be deductible for tax purposes.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

5.	BUSINESS COMBINATION (continued)

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

6.	PROPERTY, PLANT AND EQUIPMENT

	Computer
	and	Equipment	Leasehold		Buildings
	software	and furniture	improvements	Land	and House	Total
COST	$	$	$	$	$	$
Incorporation, January 17, 2017	-	-	-	-	-	-
Business acquisition (Note 5)	-	-	-	735,000	495,712	1,230,712
Additions	5,382	140,581	113,758	27,852	157,608	445,181
Balance, December 31, 2017	5,382	140,581	113,758	762,852	653,320	1,675,893
ACCUMULATED DEPRECIATION
Incorporation, January 17, 2017	-	-	-	-	-	-
Additions	807	14,058	5,687	-	18,911	39,463
Balance, December 31, 2017	807	14,058	5,687	-	18,911	39,463
CARRYING AMOUNTS
As at December 31, 2017	4,575	126,523	108,071	762,852	634,409	1,636,430

7.	INTANGIBLE ASSETS

		OPA Power
	License	Contracts	Total
	$	$	$
Incorporation, January 17, 2017	-	-	-
Additions (Note 5)	9,770,000	299,000	10,069,000
Amortization	(21,000)	-	(21,000)

Balance, December 31, 2017	9,749,000	299,000	10,048,000

Please refer to Note 5 for details of the License and OPA Power Contracts.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

8.	SHARE CAPITAL

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value.

a)	Issued and Outstanding as at December 31, 2017: 73,670,000 common shares

On January 17, 2017, the Company issued an incorporation share for a nominal value.

On March 21, 2017, the Company issued 32,169,999 common shares for gross proceeds of $30. As the fair market value of these shares was $8,042,500, accordingly, the Company recorded share-based payments of $8,042,470 and credited to contributed surplus. The fair value of the shares was determined using stock prices in recent financings.

On April 20, 2017, the Company issued 9,840,000 common shares at $0.25 per share with gross proceeds of $2,460,000. As at December 31, 2017, the subscription receivable was $5,000.

b)	On October 4, 2017, in connection with the business acquisition (note 5) the Company issued 24,000,000 common shares with a fair value of $6,000,000.

On December 15, 2017, the Company issued 7,660,000 common shares at $0.50 per share for gross proceeds of $3,830,000.

c)	Stock options

During the period ended December 31, 2017, the Company adopted a stock option plan (“Plan”) whereby the Company can issue up to 10% of the issued and outstanding common shares as incentive stock options to directors, officers, employees and consultants to the Company. The Plan limits the number of stock options which may be granted to any one individual to not more than 5% of the total issued common shares of the Company in any 12 month period. The number of options granted to any one consultant or a person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total issued common shares of the Company. As well stock options granted under the Plan will have expiry date of not to exceed 4 years from the grant date and may be subject to vesting provisions as determined by the Board of Directors.

On June 5, 2017, the Company granted 5,000,000 stock options to its officers and directors of the Company. The options are exercisable at $0.25 per share with vesting terms of 25% every year and expiry on June 5, 2021. The fair value of the 5,000,000 stock options was estimated using the Black-Scholes option pricing model with the following assumptions:

Share price	$0.25
Weighted average risk free interest rate	1%
Weighted expected life	4 years
Weighted average expected volatility	115%
Weighted expected dividends	Nil
Forfeiture rate	0%

Based on the Black-Scholes option pricing model and assumptions used above, the estimated fair value of the granted options was $942,800 (or $0.19 per share), this amount is recognized over the vesting period. As a result, the Company recorded a share-based payment of $281,103 in the consolidated statement of comprehensive loss.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

The following table reconciles the stock option activity during the year ended December 31, 2017:

		Weighted
	Number of	average
	options	exercise price
		$
Balance, Incorporation date	-	-
Granted	5,000,000	0.25
Options outstanding – December 31, 2017	5,000,000	0.25

Vested, December 31, 2017	-	-

Unvested, December 31, 2017	5,000,000	0.25

c)	Stock options

The following table summarizes information relating to outstanding and exercisable stock options as at December 31, 2017:

	Exercise	Remaining	Number of stock	Number of stock
Expiry date	price	life (years)	options vested	options unvested

June 5, 2021	$0.25	3.43	-	5,000,000

9.	RELATED PARTY BALANCES AND TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management includes directors and key officers of the Company, including the President, CEO and Chief Financial Officer.

The following amounts are due to related parties:

2017
$
Accounts payable and accrued liabilities		201,431

As at December 31, 2017, the Company has accrued $200,000 for bonuses payable to directors of the Company. The amounts are non-interest bearing, unsecured and are due upon demand.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

For the period ended December 31, 2017, the Company had the following related party transactions:

2017
$
Professional fees	141,310
Share-based payments	4,368,693
Wages and benefits	200,000

4,710,003

During the period ended December 31, 2017, the Company issued 17,159,999 common shares with estimated fair value of $4,289,984 and granted 1,400,000 stock options with estimated fair value of $78,709 to officers and directors of the Company.

10.	INCOME TAXES

The Company has losses carried forward of $1,252,000 available to reduce income taxes in future years which expire in 2037.

The Company has not recognized any deferred income tax assets. The Company recognizes deferred income tax assets based on the extent to which it is probable that sufficient taxable income will be realized during the carry forward periods to utilize all deferred tax assets.

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

2017
Canadian statutory income tax rate	26.5%

Income tax recovery at statutory rate	2,544,197
Effect of income taxes of:
Permanent differences	(2,206,990)
Change in deferred tax assets not recognized	(337,207)
Deferred income tax recovery	-

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

10.	INCOME TAXES (continued)

The temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

December 31,
2017
$
Non-capital loss carry forwards	333,000
Capital assets	76,000
Deferred tax assets not recognized	(337,000)
Intangible assets	(2,536,000)
Deferred income tax liability	(2,464,000)

11.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of its resource property. The Company does not have any externally imposed capital requirements to which it is subject.

The Company considers the aggregate of its share capital, contributed surplus and deficit as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or dispose of assets or adjust the amount of cash.

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK

International Financial Reporting Standards 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair Value of Financial Instruments

The Company’s financial assets include cash and are classified as Level 1. The Company’s financial liabilities include accounts payable and the vendor take-back loan. All of the Company’s financial liabilities are due within 1 year.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK (continued)

Assets measured at fair value on a recurring basis were presented on the Company’s statements of financial position as at December 31, 2017 are as follows:

Fair Value Measurements Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	$	$	$	$

Cash	1,057,231	-	-	1,057,231

Fair value

The fair value of the Company’s financial instruments approximates their carrying value as at December 31, 2017 because of the demand nature or short]term maturity of these instruments.

Financial risk management objectives and policies

The Company’s financial instruments include cash, accounts payable and the vendor take-back loan. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i)	Currency risk

The Company’s expenses are denominated in Canadian dollars. The Company’s corporate office is based in Canada and current exposure to exchange rate fluctuations is minimal.

The Company does not have any significant foreign currency denominated monetary liabilities. The principal business of the Company is the identification and evaluation of assets or a business and once identified or evaluated, to negotiate an acquisition or participation in a business subject to receipt of shareholder approval and acceptance by regulatory authorities.

(ii)	Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The fair value interest rate risk on bank deposits is insignificant as the deposits are short term.

The Company has not entered into any derivative instruments to manage interest rate fluctuations.

(iii)	Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. To minimize the credit risk the Company places these instruments with a high quality financial institution.

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK (continued)

(iv)	Liquidity risk

In the management of liquidity risk of the Company, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations.

13.	COMMITMENTS

(i)               The Company has entered long-term arrangements for the head office and clinic space. The minimum annual lease payments for the period ended December 31:

$
2018	127,125
2019	88,728
2020	91,666
2021	94,236
2022	71,504

(ii)               As at December 31, 2017, the Company has a vehicle under an operating lease. The lease expires in May 2021 with the following annual lease payment outstanding:

$
2018	12,504
2019	12,504
2020	12,504
2021	4,168

ALEAFIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION DATE TO DECEMBER 31, 2017
(Expressed in Canadian dollars)

14.	SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company entered into an agreement (“Agreement”) relating to a business combination with Canabo Medical Inc. (“Canabo”), a public company with shares trading on the TSX Venture Exchange (“TSXV”) under the trading symbol “CMM”. Pursuant to the terms of the Agreement, the Company will amalgamate with Canabo’s subsidiary company (the “Transaction”). On the effective date of the Transaction, all of the shareholders of the Company will receive common shares of Canabo on a one for one share basis, and all of the outstanding stock options of the Company will be exchanged for stock options of Canabo on an equivalent basis.

Following the completion of the Transaction, and subject to final acceptance of the TSXV, Canabo’s common shares will continue to be listed on the TSXV, with all of the shareholders of the Company also becoming shareholders of Canabo, holding approximately 71% of the total issued shares of Canabo prior to completion of the Company’s Private Placement (as described below). Canabo will be the resulting listed issuer (the “Resulting Issuer”). The Transaction will be treated as a Fundamental Acquisition pursuant to the policies of the TSXV. For financial reporting purposes the Transaction will be treated as a reverse-take-over whereas the resulting issuer is considered to be a continuation of the Company except with regard to the authorized and issued share capital, which is that of Canabo.

The Transaction is subject to a number of conditions as set forth in the Agreement, including the approval of the shareholders of the Company (which was obtained on March 1, 2018), the completion of the Company’s Private Placement as described below (which was completed on March 1, 2018), and the receipt of all requisite regulatory and stock exchange approvals.

On March 2, 2018, the Company completed a brokered private placement (the “Private Placement”) of 24,171,000 subscription receipts (“Subscription Receipts”) for gross proceeds of $30,213,750, at an offering price of $1.25 per Subscription Receipt. Each Subscription Receipt will entitle the holders to receive, without payment of additional consideration or taking of any further action, one unit consisting of one common share and one half of a common share purchase warrant in the capital of the Resulting Issuer. Each whole warrant is exercisable into one common share in the Resulting Issuer at a price of $1.75 for 18 months following the Listing Date. The Agent’s will receive a cash commission of 6% and 1,336,920 units (“Agent Units”) of the Company. The cash commission is reduced to 3% in certain circumstances. The Agents Units have similar terms to characteristics to the units described above.

The gross proceeds less any Agents expenses are being held in escrow until satisfaction of the escrow release conditions set out in the subscription receipts agreement entered into in connection with the Private Placement.

APPENDIX “B”

MANAGEMENT DISCUSSION AND ANALYSIS

B-1

ALEAFIA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

APRIL 4, 2018

B-2

ALEAFIA INC.

This Management’s Discussion and Analysis (“MD&A”) of Aleafia Inc. (the “Company” or “Aleafia”) is dated April 4, 2018 and provides an analysis of the financial operating results for the year ended December 31, 2017. This MD&A should be read in conjunction with the audited annual financial statements and accompanying notes of Aleafia Inc. for the year ended December 31, 2017. All amounts are in Canadian dollars unless otherwise specified. As the result of a business combination with Canabo Medical Inc., completed on March 26, 2018 and described in detail in this document the MD&A, financial statements and other information, including news releases and other disclosure items are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under the Company’s profile. The common shares of the Resulting Issuer following the business combination, Aleafia Health Inc., are traded on the TSX Venture Exchange under the symbol “ALEF”.

Except for the historical statements contained herein, this Management’s Discussion and Analysis presents “forward-looking statements” within the meaning of Canadian securities legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, future developments; use of funds; and the business and operations of the combined issuer after completion of the business combination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aleafia Health Inc. to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales as well as those factors disclosed in Aleafia Health Inc.’s publicly filed documents. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Although the management and officers of Aleafia Health Inc. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aleafia Health Inc. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

OVERVIEW

Aleafia Inc. was incorporated under the laws of the Province of Ontario on January 17, 2017.

The Company is engaged in the business of providing medical services to patients suffering from chronic pain and disabling illnesses through its health clinics operated by qualified health care practitioners. During the period ended December 31, 2017 and as described below, the Company acquired a 100% interest in Aleafia Farms Inc., formerly 755064 Ontario Inc. (“Aleafia Farms”). Aleafia Farms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations. Operations at the Aleafia Farms facility are in the early stages and the Company intends to produce medical cannabis for sale and distribution in Canada in accordance with the Access to Cannabis for Medical Purposes Regulations (the “ACMPR”).

In December 2017, Aleafia completed a business combination with 755064 Ontario Inc., now known as Aleafia Farms Inc., as described below. The deal included the purchase of land buildings, equipment and a Health Canada License to grow Marijuana under the ACMPR.

On March 26, 2018 Aleafia completed a business combination with Canabo Medical Inc. (“Canabo”), as described below. Canabo operates, directly and through partnership agreements, 22 clinics across the country staffed by qualified health practitioners legally permitted to prescribe medicinal cannabis for pain therapy or the treatment of disabling illnesses by providing medical consultation. Canabo clinics specialize in cannabinoid therapy, cannabinoid education, independent medical cannabis evaluations, data collection and clinical research. At the time of the completion of the business combination Canabo had a database of patients in excess of 35,000, and had trained over 80 physicians and 850+ referring physicians.

The head office and principal business of Aleafia is located at 8810 Jane Street, 2nd floor, Concord, Ontario.

As at December 31, 2017, the Company had not generated a profit and had accumulated a deficit of $9,691,899. The Company’s operations and expenditures have been funded by the issuance of equity. The Company’s ability to continue its operations and to realize its assets at their carrying value is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

Business Combination with Aleafia Farms

Pursuant to an assignment agreement dated October 4, 2017 (the “Assignment”), the Company was assigned the rights, title and interest to acquire 100% of the issued and outstanding common shares of Aleafia Farms and certain other assets described in a Purchase Agreement dated September 25, 2015 (“Original Purchase Agreement”). Under the terms of Original Purchase Agreement, the purchaser had the rights to buy 100% of Aleafia Farms and other certain assets for $6,950,000, of which $2,950,000 was to be paid in cash and $4,000,000 could be paid in cash or by an open Vendor Take Back mortgage. The Original Purchase Agreement was amended on December 13, 2017 to include a $4,000,000 Vendor Take Bake mortgage at a rate of 3% due on April 1, 2018, secured by the underlying land and buildings and other certain payment terms were amended but the purchase price remained the same. The deposit of $50,000 was paid by the previous purchasers and was not reimbursed by the Company. The acquisition of Aleafia Farms was made to directly support its clinic operations.

In consideration for the Assignment, the Company paid $1,000,000 in cash and issued 24,000,000 common shares with a fair value of $6,000,000.

The acquisition was recognized as a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied a market approach, and specifically the mergers and acquisition method, for measuring the fair value of the license to produce medical cannabis. This valuation model uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the price of the asset under review.

The allocation of the components of total consideration to the net assets acquired was as follows:

Consideration	$
Cash		3,900,000
Loan payable		4,000,000
Common shares issued		6,000,000
Total consideration paid		13,900,000

Net assets acquired	$
Buildings		362,472
House		133,240
Land		735,000
License		9,770,000
OPA power contracts		299,000
Deferred income tax liability		(2,668,000)
		8,710,712
Goodwill acquired		5,268,288
Total net assets acquired		13,900,000

The resulting goodwill represents the sales and growth potential of Aleafia Farms and will not be deductible for tax purposes.

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Business Combination with Canabo Medical Inc.

On January 31, 2018, the Company executed an agreement (“Agreement”) relating to the business combination with Canabo, a public corporation existing under the laws of British Columbia (the “Transaction”) with its head office in Halifax, Nova Scotia. Canabo operates a nation-wide group of clinics under the CMClinics (Canabo Medical Clinics) banner. The Transaction was completed on March 26, 2018, by way of a three-cornered amalgamation between Canabo’s subsidiary, 2412550 Ontario Inc. and Aleafia, whereby 2412550 Ontario Inc. and Aleafia merged to form one amalgamated corporation (the “Amalgamation”).

On the effective date of the Amalgamation, all of the shareholders of Aleafia received one common share of Canabo on a one-for-one share basis, and all of the outstanding stock options and warrants of Aleafia were exchanged for stock options and warrants of Canabo on an equivalent basis.

Also on the effective date of the Amalgamation, Canabo changed its name to Aleafia Health Inc.

Following the completion of the Amalgamation, Aleafia Health Inc.’s common shares began trading under the symbol “ALEF” on the TSXV, with all of the shareholders of Aleafia becoming shareholders of Aleafia Health Inc., holding approximately 71% of the total issued shares of Aleafia Health Inc. The Transaction was treated as a Fundamental Acquisition pursuant to the policies of the TSXV. As a result of this transaction, the company changed its name to Aleafia Health Inc.

Aleafia completed a brokered private placement (the “Aleafia Private Placement”) where 24,171,000 subscription receipts (“Subscription Receipts”) were sold to raise gross proceeds for Aleafia of $30,213,750 at an offering price of $1.25 per Subscription Receipt. Immediately prior to the completion of the Transaction described above, each Subscription Receipt entitled the holders to receive, without the payment of additional consideration or the taking of further action, one unit of Aleafia (the “Units”). Each Unit consists of one common share and one-half of a common share purchase warrant in the capital of Aleafia, as previously announced. Each whole warrant will be exercisable for one common share of Aleafia at a price of $1.75 for 18 months following the date of listing.

Upon completion of the Transaction, all of the common shares and warrants issued in the Aleafia Private Placement converted on a one-for-one basis to common shares of Aleafia Health Inc.

The Agents received a cash commission equal to 6% (reduced to 3% for subscribers on the President’s List to a maximum of $5,000,000) and were issued compensation options (the “Compensation Options”) to purchase 1,336,920 units of Aleafia (or Units of the company, after the closing of the Transaction).

Aleafia Health Inc.

Aleafia Health Inc. is the combination of two emerging entities in the medicinal cannabis space. The original Aleafia Inc. and Canabo Medical Inc. joined forces on March 26, 2018. As a result of the combination, Aleafia’s assets now include 22 Canabo medical clinics located across Canada and staffed by licensed physicians who are subject-matter experts in cannabinoid medicine. Since the Canabo name is already synonymous with the highest standard of medicinal cannabis healthcare, all 22 clinics will continue to be branded with the Canabo name. Notably, these clinics operate without any patient consultation fees.

Aleafia Health Inc. is also (through its subsidiary, Aleafia Farms) an Access to Cannabis for Medical Purposes Regulations (ACMPR) licensed producer and owns a 7,000-square foot medical cannabis production facility situated on 76 acres of prime farmland in Ontario and the Company is actively implementing an expansion strategy.

Aleafia Health Inc. plans to aggressively pursue the expansion of its cannabis cultivation capacity in 2018. Additionally, with one of the largest, single observational databases, management believes that Aleafia Health Inc. will be a desirable partner for organizations and institutions conducting much-needed research into the effects and benefits of medical cannabis across a wide range of chronic illnesses.

Education of both the medical community and the general public is a key priority for Aleafia Health Inc. The company has developed and implemented a proprietary training program for all its staff to help those with chronic medical conditions that have failed traditional first, second and often third-line approaches. This training program extends to partner clinics with which Aleafia Health Inc. also works. This mixture of in-house clinics and corporate partners will allow Aleafia Health Inc. to deliver its services to the maximum number of patients with optimal administrative efficiency.

Aleafia also believes it has brought together experienced leaders from the medical, law-enforcement, government, and business communities with the intention of forming a strong, effective team in which patients, physicians and supporters can feel confidence.

Medical Cannabis Regulatory Framework in Canada

In 2001, Canada became the second country in the world to recognize the medicinal benefits of cannabis and to implement a government-run program for medical cannabis access. Health Canada replaced the prior regulatory framework and issued the Marihuana for Medical Purposes Regulations (“MMPR”) in June 2013 to replace government supply and home-grown medical cannabis with highly secure and regulated commercial operations capable of producing consistent, quality medicine. The MMPR regulations issued in June 2013 covered the production and sale of dried cannabis flowers only. A court injunction in early 2013 preserved the production and access methods of the prior legislation for those granted access prior to the injunction.

On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), which includes a Section 56 Class Exemption for Licensed Producers under the MMPR to conduct activities with cannabis (the “Section 56 Exemption”), which permits Licensed Producers to apply for a supplemental license to produce and sell cannabis oil and fresh cannabis buds and leaves, in addition to dried cannabis (this does not permit Licensed Producers to sell plant material that can be used to propagate cannabis).

On August 24, 2016, the Government of Canada introduced new regulations governing the use of cannabis for medical purposes. These new regulations, known as the ACMPR, were introduced in response to the February 24, 2016 decision rendered by the Federal Court of Canada in the Allard et al. v. the Federal Government of Canada case. The plaintiffs in the Allard case argued that the MMPR violates their Charter of Rights and the court, in a lengthy and detailed judgment, agreed with the plaintiffs. The court gave the Government of Canada until August 24, 2016 to determine how existing regulations should be amended to ensure that patients have the access to medical cannabis that they need.

The ACMPR remained largely consistent with the former MMPR but restores the ability of patients to grow their own cannabis at home, including the ability to designate a third-party grower through regulations akin to the former Medical Marijuana Access Regulations (MMAR). Under the ACMPR, patients who choose to grow at home, subject to a maximum number of plants, will be required to register their production sites and provide copies of their medical authorization to Health Canada in order to allow for monitoring and auditing of their activities.

Under ACMPR, patients are required to obtain a medical approval from their healthcare practitioner and provide a medical document to the licensed producer from which they wish to purchase cannabis. Since the requirements under the new regulations are both simpler and involve fewer obstacles to access than the previous regulatory regime, it is anticipated that the growth in the number of approved patients will accelerate. Moreover, the new system allows for competition among licensed producers on a host of factors including product quality, customer service, price, variety and brand awareness, allowing for well-positioned and capitalized producers to leverage their position in the marketplace.

Early in 2017, Health Canada reported that over 168,000 patients had enrolled into the ACMPR program by March 31, 20171. By 2024, Health Canada estimates that the number of patients using medical marijuana will grow to 450,000, creating a medical cannabis market worth an estimated $1.3 billion.

When recreational cannabis use is legalized (see “Legalization of Recreational Use of Marijuana in Canada”), it is expected that the ACMPR will be replaced by a new regulatory framework that will cover both the medical and recreational markets.

Legalization of Recreational Use of Cannabis in Canada

CIBC World Markets reports estimates of the potential value of the recreational cannabis market in Canada range from $5 billion to $10 billion per year. The lower market value of $5 billion per year translates into yearly consumption of 770,000 kilograms of cannabis, assuming a price of approximately $6.50 per gram.2

To put the potential size of the Canadian recreational market in context, Statistics Canada valued the beer market in Canada, in 2014, at $8.7 billion.3

As it relates to future production needs, Aleafia Health Inc. is working toward becoming a diversified cannabis producer. It will place the highest priority on meeting the needs of medical patients, expanding internationally as federal laws permit, and increasing its capacity to serve recreational customers across Canada in the future. With that in mind, Aleafia Health Inc. is working on plans to significantly increase capacity from day one, Aleafia Health Inc. has focused on capacity building, brand development and the highest customer care and product quality. These areas will continue to be our focus today and into the future.

________________________________________
1 http://www.hc-sc.gc.ca/dhp-mps/marihuana/info/market-marche-eng.php.
2 http://research.cibcwm.com/economic_public/download/eijan16.pdf
3 http://www.statcan.gc.ca/daily-quotidien/150504/dq150504a-eng.htm

Board of Directors and Corporate Officers

Upon the completion of the Transaction on March 26, 2018, as described above, the board of directors and key management positions are held by the following individuals:

Hon. Julian Fantino P.C., COM. OOnt., Executive Chairman and Director, has had a distinguished career in law enforcement and government, as the Chief of the Toronto, York and London police departments, Commissioner of Emergency Management of Ontario, culminating in his appointment as the Commissioner of the Ontario Provincial Police. Shortly thereafter, Mr. Fantino was elected as a Member of Parliament for the riding of Vaughan. During his time in the House of Commons, Mr. Fantino served as the Minister of Veterans Affairs, Associate Minister of National Defence and Minister for International Cooperation. Mr. Fantino is a leading expert on drug enforcement, federal regulatory policy and an advocate for the well-being of Canada’s post-traumatic stress disorder population.

Raf Souccar, LL.B., O.O.M., President, Chief Executive Officer and Director, served in the Royal Canadian Mounted Police for 34 years in progressively senior roles, retiring as Deputy Commissioner of Federal and International Policing. Among his many responsibilities, Mr. Souccar was responsible for drugs and organized crime enforcement, national security, counter terrorism and the Prime Minister’s security. Since 2004, Mr. Souccar has emerged as a leading expert on cannabis legalization through his global travel and study of foreign public policy measures, and his counsel provided to successive Ministers of Justice. In 2016, Prime Minister Justin Trudeau appointed Mr. Souccar to the federal government’s nine-member Marijuana Legalization Task Force, which provided a final set of public recommendations on legalization. Mr. Souccar is a member of the Canadian Association of Chiefs of Police, the Law Society of Upper Canada, and has served as a member of the International Bar Association and the American Society for Industrial Security. Mr. Souccar also has extensive board and committee experience at the national and international levels. He has held executive positions with the Canadian Association of Chiefs of Police and has been a member of both the International Association of Chiefs of Police and Interpol.

Garry Stewart, FCPA, FCMA, Chief Financial Officer and Secretary, has enjoyed a thirty-year career in accounting with a focus on financial reporting, operational efficiencies and cash optimization. Mr. Stewart has experience with both public and private companies. Most recently, Mr. Stewart served as the CFO and Corporate Secretary for Canabo Inc., CFO and Vice President Finance for a privately held group of companies, TAR Investments Limited, including Atlantic Business Interiors Limited and Datarite Limited. Mr. Stewart graduated with a Bachelor of Business Administration degree from Acadia University and obtained his CPA, CMA designation in 1990. He was awarded the FCPA, FCMA designation in 2009 and is a member of CPA Nova Scotia and CPA Canada.

John Philpott, Executive Vice President of Clinic Operations and Director, graduated from Memorial University with a Bachelor in Mechanical Engineering in 1995, after completing a three-year Petroleum Engineering Technology program at the Cabot Institute of Applied Engineer Science. Mr. Philpott previously worked as an engineer in Canada, the U.S., and overseas before founding CanAm Physician Recruiting Inc. in 1997. Mr. Philpott has now been active in the medical industry for the past two decades, serving as the CEO of a leading North American physician recruitment firm. In 2013, Mr. Philpott became a member of Canadian Management Consultant and is certified through the Executive stream. He is an active volunteer and serves on numerous boards and executive committees, including the Halifax Club (the oldest business club in North America), East Hants Sportsplex, and Oakfield Golf & Country Club.

Hon. Gary Goodyear, P.C., Director, served a Member of Parliament from 2004 to 2015 for the riding of Cambridge. During his time in the House of Commons, Dr. Goodyear served as the Minister of State for Science and Technology and as the Minister of State responsible for the Federal Economic Development Agency for Southern Ontario. Prior to serving as a Member of Parliament, Dr. Goodyear was a Doctor of Chiropractic for 20 years where he practiced as the Clinic Director, Director of Patient Services and Past president of Future Recovery Canada.

Dr. Michael Verbora, MBA, MD, CCFP, Director, earned an MBA from the University of Windsor’s Odette School of Business in 2009 and an M.D. from Schulich School of Medicine at Western University in 2013, before entering a Family Practice residency at the University of Toronto. A member of the Canadian Consortium for the Investigation of Cannabinoids, Doctors for Responsible Access and the Canadian Pain Society, he has completed over 2,000 cannabinoid therapy consultations, and has presented many talks in community and hospital settings while serving as student health physician at Seneca College and Medical Director, Canabo Medical Clinic.

SELECTED FINANCIAL INFORMATION

The following information should be read in conjunction with the audited annual financial statements and accompanying notes of Aleafia Inc. for the year ended December 31, 2017. The Company has no history of financial results and activities during the year focused on start-up, raising of capital, acquisition of key assets and negotiating important business combinations.

The Company recorded a net loss of $9,691,899 for the year ended December 31, 2017. Aleafia took in patient consultation income from one clinic totaling $15,766. An analysis of key operating expenses shows:

•

Non-Cash share based payments of $8,323,573. Consisting of $281,103 recognized for the write- off over the vesting period of estimated fair value of granted options and $8,042,470 for the estimated fair market value of shares granted to founders, officers and directors of the company;

•	Wages and benefits of $799,231 paid to employee’s officers and consultants of the company;

•	Professional fees of $220,447 paid to lawyers, accountants;

•	Advertising and promotions of $114,014;

•	Start-up supplies for the office, clinic and farm operations of $80,012;

•	$42,696 on head office and clinic rent;

•	$60,463 for the amortization of leaseholds and equipment; and

•	$35,847 on travel for corporate officers.

Condensed Cash Flow Statement

$
Cash balance, beginning of period	−
Shares issued for cash	6,285,030
Cash used in operating activities	(882,618)
Cash used in the purchase of assets	(445,181)
Cash used in acquisition of Aleafia Farms	(3,900,000)
Cash balance, end of period	1,057,231

The early stages of the company’s growth have been focused on raising capital to fund start-up costs purchasing a quality grow facility with adequate expansion potential and securing the necessary Health Canada licensing.

Liquidity and Capital Resources

As at December 31, 2017, Aleafia had a working capital deficit of $3,368,014. The private placement and business combination completed on March 26, 2018 and described above have provided Aleafia’s successor (Aleafia Health) with additional funds to meet its near term financial obligations and carry out a planned expansion of the growing operations.

In April 2017, the Company completed a private placement equity financing to raise gross proceeds of $2,460,000, on the issuance of 9,840,000 common shares of Aleafia Inc. at an offering price of $0.25 per share. In December 2017, the Company completed a private placement equity financing to raise gross proceeds of $3,830,000 on the issuance of 7,660,000 common shares of Aleafia Inc. at an offering price of $0.50 per share. In October 2017, the company issued 24,000,000 shares related to the assignment agreement described in the Aleafia Farms Business Combination. The estimated fair market value at the time of issuance was $0.25 per share for a total estimated value of $6,000,000.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities;

ii.	the inputs used in accounting for share-based compensation; and

iii.	the inputs used in estimating research revenue, deferred revenue and accrued liabilities.

New Accounting Standards Issued but Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Corporation may have been excluded from the list below. The Company is evaluating any impact the standards noted below may have on the Company’s financial statements and this assessment has not been completed.

IFRS 15 Revenue from Contracts with Customers – In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018.

The standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 9 Financial Instruments – In November 2009, as part of the IASB project the ASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In July 2014, the final version of IFRS 9 was issued and adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flows characteristics. The standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 16 – Leases

In June 2016, the IASB issued IFRS 16 – Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.

IFRS 2 – Share-based Payment

In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016. The amendment provides guidance on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

RISKS AND UNCERTAINTIES

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors:

•	Aleafia has no history of financial results, it may incur significant net losses in the future and may not achieve or maintain profitability;

•	Aleafia’s ability to grow, store and sell medical cannabis in Canada are dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

•	The activities of Aleafia are subject to regulation by governmental authorities, particularly Health Canada;

•

Greater access to medical cannabis, through home and designated growing and illegal dispensaries, may decrease the number of patients registering with Aleafia and may cause registered patients to leave the Company and grow for themselves;

•

Aleafia’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Third parties with which Aleafia does business may perceive that they are exposed to reputational risk as a result of its medical cannabis business activities;

•	The operation of Aleafia can be impacted by adverse changes or developments affecting the facilities of its wholly-owned subsidiaries;

•	Aleafia’s ability to recruit and retain management, skilled labour and suppliers is crucial to its success;

•

Aleafia’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that Aleafia may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•

Even if its financial resources are sufficient to fund its current operations, there is no guarantee that Aleafia will be able to achieve its business objectives. The continued development of Aleafia may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to Aleafia;

•

There is potential that Aleafia will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than Aleafia;

•

Aleafia believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of Aleafia’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity;

•

Aleafia and its wholly-owned subsidiaries face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury;

•

The products of Aleafia’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, Aleafia could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, Aleafia and its wholly-owned subsidiaries could face increase operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses; and

•

Aleafia is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of Aleafia;

•	Aleafia may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

•	Aleafia may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;

•	Aleafia could fail to integrate acquired companies into the business of Aleafia;

•	Aleafia may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business; and

•

Aleafia’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety.

OUTSTANDING SHARE DATA

As at December 31, 2017, Aleafia had 73,670,000 issued and outstanding common shares.

On March 21, 2017, Aleafia issued 32,170,000 shares.

On April 20, 2017, Aleafia issued 9,840,000 shares.

On October 4, 2017, Aleafia issued 24,000,000 shares.

On December 15, 2017, Aleafia issued 7,660,000 shares.

As at December 31, 2017, Aleafia had 5,000,000 stock options outstanding with directors and consultants. The options are exercisable at an exercise price of $0.25 per share and expire five years from the date Aleafia completes a going public transaction. All options vest over a 48-month period from the date Aleafia completes a going public transaction. As at December 31, 2017, no options were vested and exercisable.